NOTICE TO INVESTOR: THE CONVERTIBLE PROMISSORY NOTES (EACH, A "NOTE") AND THE EQUITY INTEREST INTO WHICH SUCH NOTE IS CONVERTED (THE "CONVERSION SHARES" AND, TOGETHER WITH THE NOTE, THE "SECURITIES") PURCHASED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") OR ANY APPLICABLE STATE SECURITIES LAWS, AND ARE BEING OFFERED PURSUANT TO THE EXEMPTION FROM REGISTRATION UNDER REGULATION CROWDFUNDING, SECTION 4(A)(6) OF THE SECURITIES ACT, OR OTHER EXEMPTION FROM REGISTRATION AVAILABLE TO THE COMPANY. RESTRICTIONS ON TRANSFERABILITY OF THE SECURITIES ARE CONTAINED IN THE TRANSACTION DOCUMENTS.

THE INVESTOR SHOULD BE PREPARED TO BEAR THE ECONOMIC RISK OF AN INVESTMENT IN THE COMPANY FOR AN INDEFINITE PERIOD OF TIME BECAUSE THE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE LAWS OF ANY OTHER JURISDICTION AND, THEREFORE, CANNOT BE SOLD UNLESS THE SECURITIES ARE SUBSEQUENTLY REGISTERED OR AN EXEMPTION FROM REGISTRATION IS AVAILABLE. THERE IS NO OBLIGATION ON THE ISSUER TO REGISTER THE SECURITIES UNDER THE SECURITIES ACT OR THE LAWS OF ANY OTHER JURISDICTION.

PROSPECTIVE FOREIGN INVESTORS SHOULD CONSULT WITH THEIR OWN COUNSEL REGARDING WHETHER OR NOT TO INVEST IN THE COMPANY. IT IS THE RESPONSIBILITY OF ANY PERSON OR ENTITY WISHING TO PURCHASE AN INTEREST TO SATISFY HIMSELF, HERSELF OR ITSELF AS TO THE FULL OBSERVANCE OF THE LAWS OF ANY RELEVANT TERRITORY OUTSIDE OF THE UNITED STATES IN CONNECTION WITH ANY SUCH PURCHASE, INCLUDING OBTAINING ANY REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER APPLICABLE FORMALITIES.

THE INVESTOR ACKNOWLEDGES THAT THE PRICE FOR THE NOTE HAS NOT BEEN VALUED BY ANY OUTSIDE THIRD PARTY NOR ANY PUBLIC MARKETS.


FORM OF SUBSCRIPTION AGREEMENT


This Subscription Agreement (this "**Agreement**"), dated as of _____, 2025 (the "**Execution Date**"), is entered into by and among Immersed Inc., a Delaware corporation (the "**Company**"), and the investor set forth on the signature page(s) hereto (the "**Investor**").


RECITAL


On the terms and subject to the conditions set forth herein, Investor is willing to purchase from the Company, and the Company is willing to sell to Investor, the Note in substantially the form attached as **Exhibit A** hereto in the principal amount set forth on the signature page hereto (the Note together with this Agreement, the "**Transaction Documents**").

The Transaction Documents are entered into in connection with the offer by the Company (the "**Offering**") of Notes. Investors should carefully review the Form C and accompanying offering statement (the "**Offering Statement**"), which is available at http://invest.immersed.com as well as on the SEC's EDGAR website.


AGREEMENT


NOW THEREFORE, in consideration of the foregoing, and the representations, warranties, and conditions set forth below, the parties hereto, intending to be legally bound, hereby agree as follows:

1. **The Note**.

(a) **Subscription Price**. Subject to all of the terms and conditions hereof, Investor hereby subscribes for and agrees to invest an aggregate amount as set forth on the signature page to this Agreement (the "**Subscription Price**"). Capitalized terms not otherwise defined herein shall have the meaning set forth in the Note.

(b) **Cancelation Right**. Investor acknowledges that Investor has read the educational materials on the landing page (http://invest.immersed.com), and has been informed of Investor's right to cancel the investment up to 48-hours prior to April 30, 2026, or such earlier time as the Company designates; provided, however, that once this Agreement is accepted by the Company, Investor no longer has the right to cancel the investment.

(c) **Rejection**. Investment commitments may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

(d) **Delivery**. The sale and purchase of the Note (the "**Closing**") shall take place remotely on such date and time determined to be in the best interest of the Company in its sole discretion and in accordance with the terms stated in the Company's Offering Statement. Investor agrees to execute any and all further documents necessary in connection with becoming a holder of the Note, including completing the purchase process through the Company's intermediary, DealMaker Securities LLC. All committed funds will be held in escrow with Enterprise Bank & Trust, a Missouri chartered trust company with banking powers until the minimum amount of the offering as described in the Offering Statement has been met or exceeded and one or more closings occur.

(e) **Transaction Fee and Minimum Investment**. In committing to purchase the Note, Investor shall also be required to pay a transaction fee equal to 3% of the Subscription Price to the Company for a maximum fee of $300.00 (the "**Transaction Fee**" and, together with the Subscription Price, the "**Purchase Price**"). Investor shall invest a minimum of $1,000.00.

(f) **Proceeds**. The Company intends to use the proceeds of the Note for general working capital and other general corporate purposes.

2. **Representations and Warranties of the Company**. In connection with the transactions provided for herein, the Company hereby represents and warrants to Investor that:

(a) **Incorporation, Good Standing and Qualification**. The Company is a corporation duly incorporated and validly existing under the statutes, laws, ordinances, regulations, rules and codes (the "**Laws**") of the State of Delaware and has all requisite corporate power and authority to carry on its business as now conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify or to be in good standing would have a material adverse effect on the Company.

(b) **Authorization**. All corporate action has been taken on the part of the Company, its officers, directors and stockholders necessary for the authorization, execution, delivery and performance of the Transaction Documents. The Note and this Agreement, when executed and delivered by the Company, shall constitute the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms, except as may be limited by (i) applicable bankruptcy, insolvency, reorganization, or similar Laws relating to or affecting the enforcement of creditors' rights and (ii) Laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

(c) **Offering**. Subject in part to the truth and accuracy of Investor's representations set forth herein, the offer, sale and issuance of the Note is exempt from the registration requirements of any applicable state and federal securities Laws and neither the Company nor any authorized agent acting on its behalf will take any action hereafter that would cause the loss of such exemption.

(d) **Compliance with Other Instruments**. The execution, delivery and performance of the Transaction Documents, and the consummation of the transactions contemplated hereby and thereby, will not

constitute or result in a default, violation, conflict or breach of (i) any provision of the Certificate of Incorporation of the Company or bylaws of the Company, (ii) in any material respect of any instrument, judgment, order, writ, decree, privacy policy or contract to which it is a party or by which it is bound, or (iii) any provision of any Law applicable to the Company.

(e) **Valid Issuance of Conversion Shares**. The Conversion Shares, when issued, sold and delivered upon conversion of the Note or pursuant to the terms of the Note, will be duly authorized and validly issued, fully paid and nonassessable, free of restrictions on transfer other than restrictions on transfer set forth in the Transaction Documents and pursuant to applicable state and federal securities Laws and, based in part upon the representations and warranties of Investor herein, will be issued in compliance with all applicable federal and state securities Laws.

(f) **Litigation**. There is no judgment, decree or order against the Company or, to the knowledge of the Company, any of its directors or officers (in their capacities as such), that could prevent, enjoin, or materially alter or delay any of the transactions contemplated by this Agreement or the Note, or that could reasonably be expected to have a material adverse effect on the Company.

(g) **Compliance with Laws**. The Company is not in violation of any applicable Law of any domestic or foreign government or any instrumentality or agency thereof in respect of the conduct of its business or the ownership of its properties, which violation of which could reasonably be expected to have a material adverse effect on the Company.

3. **Representations and Warranties of Investor**. In connection with the transactions provided for herein, each Investor, severally and not jointly, hereby represents and warrants to the Company that:

(a) **Authorization**. Investor has full legal capacity, power and authority to execute and deliver the Transaction Documents and to perform its obligations hereunder and thereunder. The Transaction Documents constitute Investor's valid and legally binding obligation, enforceable in accordance with their terms, except as may be limited by (i) applicable bankruptcy, insolvency, reorganization, or similar Laws relating to or affecting the enforcement of creditors' rights and (ii) Laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

(b) **Purchase Entirely for Own Account**. Investor acknowledges that the Securities will be issued to Investor in reliance upon Investor's representation to the Company that the Securities will be acquired for investment for Investor's own account, not as a nominee or agent, and not with a view to the resale or distribution of any part thereof, and that Investor has no present intention of selling, granting any participation in, or otherwise distributing the same.

(c) **Investment Experience**. Investor is an investor in securities of companies in the development stage and acknowledges that Investor is able to fend for Investor, can bear the economic risk of Investor's investment, and has such knowledge and experience in financial or business matters that Investor is capable of evaluating the merits and risks of the investment in the Securities. Investor has not been organized solely for the purpose of acquiring the Note or the Conversion Shares. Investor acknowledges that the purchase of the Securities is a speculative investment which involves a high degree of risk of loss of the entire investment therein, that for an indefinite period there will be no public market for the Securities and that a public market may never exist therefor, and that, accordingly, it may not be possible for Investor to sell the Securities in case of emergency or otherwise.

(d) **Accredited Investor; Non-Accredited Investor**. Investor is either (i) an "accredited investor" within the meaning of Rule 501 of Regulation D, as presently in effect, as promulgated by the Securities and Exchange Commission under the Securities Act, or (ii) a non-accredited investor, subject to the investment limits set forth in Rule 100(a)(2) of Regulation Crowdfunding.

(e) **Restricted Security**. Investor understands that the Securities are characterized as "restricted securities" under the federal securities Laws inasmuch as they are being or will be acquired from the Company in a transaction not involving a public offering and that under such Laws the Securities may be resold without registration under the Securities Act, only in certain limited circumstances.

(f) **Access to Information**. Investor acknowledges that the Company has given Investor access to the records and accounts of the Company and to all information requested by Investor, has made its officers and representatives available for interview by Investor and has furnished Investor with all documents and other information required for Investor to make an informed decision with respect to the purchase of the Securities. The Investor has received, read and understands the Offering Statement and the Transaction Documents.

(g) **Promoters**. Investor acknowledges that there may be promoters for this Offering, and in the case that there are any communications from promoters, the promoter must clearly disclose in all communications the receipt of compensation, and that the promoter is engaged in promotional activities on behalf of the Company. A promoter may be any person who promotes the Company's offering for compensation, whether past or prospective, or who is a founder or an employee of an issuer that engages in promotional activities on behalf of the Company.

(h) **DealMaker Compensation**. Investor acknowledges that Investor has been informed of the compensation that DealMaker Securities LLC and affiliates receives in connection with the sale of the Securities in the Regulation CF offering and the manner in which it is received.

(i) **Tax**. Investor has reviewed with Investor's own tax advisors the tax consequences to Investor of the transactions contemplated by the Transaction Documents, including the conversion of the Note into Conversion Shares. With respect to such matters, Investor relies solely on Investor's own advisors and not on any statements or representations of the Company or any of its representatives, written or oral. Investor understands that Investor (and not the Company) shall be responsible for Investor's own tax liability that may arise as a result of this investment or the transactions contemplated by the Transaction Documents, including the conversion of the Note into Conversion Shares.

(j) **No Public Market**. The Investor understands that no public market now exists for any of the Securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for the Securities to be acquired by the Investor hereunder.

(k) **Sanctioned Countries**. The Investor is not (i) a citizen or resident of a geographic area in which the purchase or holding of the Securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. Investor hereby represents and agrees that if Investor's country of residence or other circumstances change such that the above representations are no longer accurate, Investor will immediately notify Company. Investor further represents and warrants that it will not knowingly sell or otherwise transfer any Securities to a party subject to U.S. or other applicable sanctions.

(l) **Non U.S. Person**. If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation, subscription and payment for, and continued ownership of, its beneficial interest in the Securities will not violate any applicable securities or other laws of the Investor's jurisdiction, including (i) the legal requirements within its jurisdiction for the subscription and the purchase of its beneficial interest in the Securities; (ii) any foreign exchange restrictions applicable to such subscription and purchase; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of its beneficial interest in the Securities. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to the Securities (and the Investor's beneficial interest therein).

(m) **Corporation Authorization**. If the Investor is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this Agreement; (ii) the execution, delivery and performance by the

Investor of the Agreement is within the power of the Investor and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the Investor, it is not in violation of its current charter or bylaws, any material statute, rule or regulation applicable to the Investor; and (iv) the performance the Agreement does not and will not violate any material judgment, statute, rule or regulation applicable to the Investor; result in the acceleration of any material indenture or contract to which the Investor is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Purchase Price.

(n) **Additional Information**. The Investor further acknowledges that it has read, understood, and had ample opportunity to ask Company questions about its business plans, "Risk Factors," and all other information presented in the Company's Form C and the offering documentation filed with the SEC.

(o) **Total Loss**. The Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

(p) **Indemnification**. To the fullest extent permitted by law, the Investor hereby agrees to indemnify and hold harmless the Company, Company counsel, and each partner, principal, shareholder, member, manager, director, officer, consultant, agent, affiliate, or employee thereof (each, an "**Indemnified Party**") from and against any and all loss, damage or liability due to or arising out of any inaccuracy or breach of any representation or warranty of the Investor or failure of the Investor to comply with any covenant or warranty of the Investor or failure of the Investor to comply with any covenant or agreement set forth herein or in any other document furnished by the Investor to any Indemnified Party specifically supplementing the information in this Agreement. The Investor shall reimburse each Indemnified Party for its legal and other fees and expenses (including the cost of any investigation and preparation) as they are incurred in connection with any such claim, action, proceeding or investigation. The reimbursement and indemnification obligations of the Investor under this paragraph shall survive any closing applicable to the Investor and shall be in additional to any liability which the Investor may otherwise have, and shall be binding and inure to the benefit of any successors, assigns, heirs, estates, executors, administrators and personal representatives of the Indemnified Parties.

4. **Miscellaneous**.

(a) **Waivers and Amendments**. Any provision of this Agreement may be amended, waived or modified only upon the written consent of either (i) the Company and the Investor, or (ii) the Company and the Investors holding a majority of the then outstanding principal amounts under all Notes issued in the Offering (the "**Requisite Holders**").

(b) **Governing Law**. This Agreement and all actions arising out of or in connection with this Agreement shall be governed by and construed in accordance with the Laws of the State of Delaware, without regard to the conflicts of law provisions of the State of Delaware or of any other state.

(c) **Survival**. The representations, warranties, covenants and agreements made herein shall survive the execution and delivery of this Agreement.

(d) **Successors and Assigns**. Subject to the restrictions on assignment and transfer under the Note, the rights and obligations of the Company and Investor under this Agreement, shall be binding upon and benefit the successors, assigns, heirs, administrators and transferees of the parties.

(e) **Entire Agreement**. This Agreement together with the other Transaction Documents constitute and contain the entire agreement among the Company and Investor and supersede any and all prior agreements, negotiations, correspondence, understandings and communications among the parties, whether written or oral, respecting the subject matter hereof.

(f) **Notices**. All notices, requests, demands, consents, instructions or other communications required or permitted hereunder or under the Note shall in writing and emailed, mailed or delivered to each party as follows: (i) if to Investor, at Investor's address or email set forth below Investor's signature page hereto, or at such other address as Investor shall have furnished the Company in writing, or (ii) if to the Company, at such address or email set forth below the Company's signature page hereto. All such

notices and communications will be deemed effectively given the earlier of (1) when received, (2) when delivered personally, (3) when sent, if sent by email during the recipient's normal business hours, and if not sent during normal business hours, then on the recipient's next business day, (4) one business day after being deposited with an overnight courier service of recognized standing or (5) four days after being deposited in the U.S. mail, first class with postage prepaid.

(g)   **Severability of this Agreement**. If any provision of this Agreement shall be judicially determined to be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

(h)   **Counterparts**. This Agreement may be executed in one or more counterparts, each of which will be deemed an original, but all of which together will constitute one and the same agreement. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, *e.g.*, www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

(Signature Page Follows)

IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed and delivered by their proper and duly authorized officers as of the Execution Date.

COMPANY:

IMMERSED INC.

Signature: _____
Print Name: Renji Bijoy
Print Title: CEO

Address: P.O. Box 40681, Austin, TX 78704
Email: invest@immersed.com

INVESTOR:

[●]

Signature: _____

Address:

Email:

Investment Amount: $_____


EXHIBIT A

FORM OF NOTE



IMMERSED INC.

CONVERTIBLE PROMISSORY NOTE


$_____ , 2025

Valuation Cap: $250,000,000.00

FOR VALUE RECEIVED, Immersed Inc., a Delaware corporation (the "**Company**") promises to pay to _____ ("**Investor**"), or Investor's registered assigns, the principal sum of $_____, together with interest from the date of this Convertible Promissory Note (this "**Note**") on _____ the unpaid principal balance accruing at the Interest Rate (as defined below). This Note is one the Notes issued pursuant to that certain Subscription Agreement by and among the Company, Investor and the signatories thereto, dated _____, 2025 (as the same may be amended or restated from time to time, the "**Subscription Agreement**").

The following is a statement of the rights of Investor and the conditions to which this Note is subject, and to which Investor, by the acceptance of this Note, agrees:

1. **Payments**.

    (a) **Maturity**. All unpaid principal, together with any then unpaid and accrued interest, shall be due and payable on the earlier of (i) five days after receipt by the Company from Investor of a written demand for payment, which demand shall not be made prior to the three year anniversary of the issuance of this Note (the "**Maturity Date**"), or (ii) such date as this Note shall accelerate and all principal and unpaid accrued interest shall become due and payable pursuant to Section 3.

    (b) **General**. Payment on the Note shall be in lawful money of the United States of America applied first to accrued interest and thereafter to the outstanding principal balance of the Note.

    (c) **Payment**. Any outstanding principal and accrued interest on this Note may be prepaid without penalty on or prior to the Maturity Date only upon the written consent of Investor. The outstanding principal and outstanding and accrued interest on this Note may be paid at any time after the Maturity Date.

    (d) **Dissolution Event**. If a Dissolution Event occurs while any principal or interest under this Note is then outstanding, then Investor shall be paid all accrued and unpaid interest and the outstanding principal amount of this Note, and this Note shall thereafter be cancelled and be of no further force or effect, whether or not it is delivered to the Company for cancellation.

2. **Definitions**. As used in this Note, the following capitalized terms have the following meanings:

    (a) "**Act**" means the Securities Act of 1933, as amended.

    (b) "**Change of Control**" means, as applicable (i) the closing of a sale, lease, exchange or other disposition of all or substantially all of the Company's assets, with or without goodwill, outside the

ordinary course of the Company's business; or (ii) the Company's merger into or consolidation with any other entity, or any other reorganization or transfer or issuance of the equity interests in the Company, in which the holders of the Company's outstanding equity interests immediately prior to such transaction receive or retain, in connection with such transaction on account of their equity interests, securities representing 50% or less of the voting power of the entity surviving such transaction, provided that a Change of Control shall not include a merger effected exclusively for the purpose of changing the domicile of the Company or a transaction primarily for capital raising purposes.

(c)   "**Conversion Price**" means the lesser of:

(i)   The price per share equal to (A) in the case of an Initial Public Offering, the per share price at which Conversion Shares are sold to the public in such Initial Public Offering, (B) in the case of a Private Placement Equity Financing, the lowest per share purchase price of the Conversion Shares issued in such Private Placement Equity Financing, and (C) in the case of any other Liquidity Event, (1) the aggregate fair market value of the Immersed Equity Interests at the time of a Liquidity Event, as determined by reference to the valuation of the Company immediately prior to, and implied by, such Liquidation Event, divided by (2) the number of shares constituting the Immersed Equity Interests outstanding as of immediately prior to such Liquidity Event; in each case, multiplied by (ii) the Discount Rate; and

(ii)   the quotient resulting from dividing $250,000,000 by the Immersed Equity Interests outstanding immediately prior to the applicable Liquidity Event, but excluding, in each case, the shares of Immersed Equity Interests issuable upon the conversion of each Note issued pursuant to the Subscription Agreement, or other convertible securities issued for capital raising purposes (e.g. a Simple Agreement for Future Equity).

(d)   "**Conversion Shares**" means Immersed Equity Interests or other capital stock or equity interests issued in connection with any Liquidity Event, as applicable; *provided that*, in the case of a Recapitalization, the Company may, at its sole discretion, convert this Note into Immersed Equity Interests or other capital stock or equity interests as solely determined by the Company.

(e)   "**Direct Listing**" means the Company's initial registration of common stock by means of an effective registration statement on Form S-1 (or successor form) filed by the Company with the SEC that registers shares of existing common stock for resale, as approved by the Company's board of directors. For the avoidance of doubt, a Direct Listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services.

(f)   "**Discount Rate**" means 90%.

(g)   "**Dissolution Event**" means any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary.

(h)   "**Immersed Equity Interests**" means shares of the Company's outstanding common stock, together with any shares of common stock or other equity interests of the Company that are issued upon any reclassification, conversion, recapitalization, consolidation, exchange, substitution, or other similar event with respect to such shares of common stock of the Company.

(i)   "**Initial Public Offering**" means the Company's first firm commitment underwritten public offering of its Common Stock under the Act.

(j)   "**Interest Rate**" means a rate equal to 8.0% per annum computed on the basis of the actual number of days elapsed and a year of 365 days.

(k)   "**Investor**" means the Person specified in the introductory paragraph of this Note or any Person who shall at the time be the registered holder of this Note.

(l)   "**Law**" means statute, law, ordinance, regulation, rule and code.

(m)   "**Liquidity Event**" means (i) a Change of Control, (ii) a Private Placement Equity Financing, (iii) a Direct Listing, (iv) an Initial Public Offering, (v) a SPAC Merger or (vi) Recapitalization.

(n)   "**Person**" means and includes an individual, a partnership, a corporation (including a business trust), a joint stock company, a limited liability company, an unincorporated association, a joint venture or other entity or a governmental authority.

(o)   "**Private Placement Equity Financing**" means the issuance and sale to investors following the date of issuance of this Note, but prior to any other Liquidity Event, of shares of the Company's capital stock primarily for capital raising purposes under Section 4(a)2, Regulation D, Regulation CF, or Regulation A from which the Company receives aggregate gross proceeds of not less than $10 million.

(p)   "**Recapitalization**" means any transaction or series of related transactions that results in a material change to the Company's capital structure, including but not limited to: (i) a reclassification or change of any outstanding shares or securities; (ii) a stock split, reverse stock split, stock dividend, or combination of shares; (iii) an issuance of new equity securities (other than pursuant to a Change of Control, Private Placement Equity Financing, Initial Public Offering, or SPAC Merger); (iv) any merger, consolidation, or reorganization in which the Company issues equity securities or assumes outstanding convertible securities; (v) any other transaction that materially alters the rights, preferences, or privileges of the Company's outstanding securities; or (vi) as determined by the Company at its sole discretion.

(q)   "**Requisite Holders**" mean the Investors holding a majority of the then outstanding principal amounts under all Notes issued in the Offering.

(r)   "**SPAC**" means a special purpose acquisition company.

(s)   "**SPAC Merger**" means a merger or other business combination of the Company involving a SPAC, pursuant to which (i) Immersed Equity Interests are exchanged for securities of the SPAC or its parent company that is registered under the Securities Exchange Act of 1934 and that is listed for trading on a national securities exchange or (ii) Immersed Equity Interests are registered under the Securities Exchange Act of 1934 and that is listed for trading on a national securities exchange.

3.   **Events of Default**. If there shall be any Event of Default hereunder, at the option and upon the written declaration of Investor and upon written notice to the Company (which election and notice shall not be required in the case of an Event of Default under Section 3(c) or Section 3(d)), this Note shall accelerate and all principal and unpaid accrued interest shall become due and payable, without presentment, demand, protest or any other notice of any kind, all of which are hereby expressly waived, anything contained herein to the contrary notwithstanding. The occurrence of any of the following shall constitute an "**Event of Default**" under this Note:

(a)   **Failure to Pay**. The Company shall fail to pay when due any principal or interest payment on the due date hereunder;

(b)   **Breach of Covenant**. The Company shall default in its performance of any covenant under this Note and such failure shall continue for five days after the Company's receipt of written notice to the Company of such failure;

(c)   **Voluntary Proceeding**. The Company files any petition or action for relief under any bankruptcy, reorganization, insolvency or moratorium Law or any other Law for the relief of, or relating to, debtors, now or hereafter in effect, or makes any assignment for the benefit of creditors or takes any corporate action in furtherance of any of the foregoing; or

(d)   **Involuntary Proceeding**. An involuntary petition is filed against the Company (unless such petition is dismissed or discharged within sixty days under any bankruptcy statute now or hereafter in effect), or a custodian, receiver, trustee, assignee for the benefit of creditors (or other similar official) is appointed to take possession, custody or control of any property of the Company.

In addition to the right of repayment, upon the occurrence and during the continuance of any Event of Default, Investor may exercise any other right power or remedy granted to it or permitted to it by Law, either by suit in equity or by action at Law, or both.

4.   **Conversion**.

(a)   **Conversion**. If a Liquidity Event occurs, the outstanding principal amount of this Note

and all accrued and unpaid interest on this Note will automatically convert as of immediately prior to (but subject to the consummation of) such Liquidity Event into fully paid and nonassessable Conversion Shares at a price per share equal to the Conversion Price and the Company shall be forever released from all of its obligations and liabilities under this Note. In connection with the conversion of this Note into Conversion Shares, Investor and the Company will execute and deliver to each other customary share purchase and related financing agreements and Investor will execute and deliver to the Company or the applicable counterparty or counterparties, to the extent reasonably requested by the Company or any underwriter, any other documents to which the Company or direct or indirect holders of Immersed Equity Interests are required to be party in connection with such Liquidity Event. Investor also agrees to deliver the original of this Note (or a notice to the effect that the original Note has been lost, stolen or destroyed and an agreement acceptable to the Company whereby the holder agrees to indemnify the Company from any loss incurred by it in connection with the loss of this Note) at the closing of such Liquidity Event for cancellation; *provided*, *however*, that upon the closing of such Liquidity Event, this Note shall be deemed converted and of no further force and effect, whether or not it is delivered for cancellation as set forth in this sentence. Any conversion of this Note shall be deemed to have been made immediately upon the closing of such Liquidity Event and on and after such date Investor shall be treated for all purposes as the record holder of the Conversion Shares. As promptly as practicable after the conversion of the Note and the issuance of the Conversion Shares, the Company or its successor (at its expense) will issue and deliver to the holder thereof a certificate or certificates evidencing the Conversion Shares (if certificated), or if the Conversion Shares are not certificated, will deliver evidence of the issuance of the Conversion Shares in book entry or other electronic format. In connection with such conversion, the Company will have the right to set a reference date for the conversion of accrued interest under this Note (which reference date shall be no sooner than five days prior to the closing of such Liquidity Event), such that interest accrued through such reference date will be converted and interest shall cease accruing after such reference date.

(b)   **Notice of Certain Transactions**. The Company shall give written notice to Investor at least fifteen days prior to the date on which any Liquidity Event or Dissolution Event is expected to take place, which notice shall include a copy of any term sheet, definitive agreement or similar documents setting forth the material terms of such transaction.

5.   **Miscellaneous**.

(a)   **Assignment and Transfer**.

(i)   The rights and obligations of the Company and Investor shall be binding upon and benefit the successors, assigns, heirs, administrators and transferees of the parties provided, however, that the Company shall not assign or delegate its obligations under this Note without the written consent of Investor, which consent shall not be required in connection with any Liquidity Event and provided further that Investor shall not assign or delegate its rights or obligations under this this Note without the written consent of the Company (which consent shall not be unreasonably withheld, conditioned or delayed) other than assignments or delegations to affiliates of Investor. Thereupon, this Note shall be reissued to, and registered in the name of, the transferee, or a new Note for like principal amount and interest shall be issued to, and registered in the name of, the transferee. Interest and principal shall be paid solely to the registered holder of this Note. Such payment shall constitute full discharge of the Company's obligation to pay such interest and principal.

(ii)   As a condition to any transfer of this Note other than to an affiliate of Investor, the Company may in its sole discretion require a written opinion of Investor's counsel, or other evidence if reasonably satisfactory to the Company, to the effect that such offer, sale or other distribution may be effected without registration or qualification under any federal or state Law then in effect. Each Note thus transferred and each certificate representing the securities thus transferred shall bear a legend as to the applicable restrictions on transferability in order to ensure compliance with the Act, unless in the opinion of counsel for the Company such legend is not required in order to ensure compliance with the Act. The Company may issue stop transfer instructions to its transfer agent in connection with such restrictions.

(b)   **Waiver and Amendment**. Any provision of this Note may be amended, waived or modified upon the written consent of the Company and the Requisite Holders.

(c)   **Notices**.   All   notices,   requests,   demands,   consents,   instructions   or   other

communications required or permitted hereunder shall be in writing and delivered as provided in the Subscription Agreement.

        (d)   **<u>Usury</u>**. In the event any interest is paid on this Note, or a fee that is deemed interest, which is in excess of the then applicable legal maximum rate, then that portion of the interest payment representing an amount in excess of the then applicable legal maximum rate shall be deemed a payment of principal and applied against the principal of this Note.

        (e)   **<u>No Rights as a Stockholder</u>**. Nothing contained herein shall entitle Investor to any rights, prior to the conversion of the Note, as a stockholder of the Company or to be deemed the holder of any securities that may be construed to confer upon Investor, as such, any right to vote on, give or withhold consent to, or to receive notice of, any meeting or corporate or other stockholder action relating to the Company.

        (f)   **<u>Expenses</u>**. If action is instituted to collect or enforce the obligations of the Company under this Note or the Subscription Agreement, the Company promises to pay all costs and expenses, including, without limitation, reasonable attorneys' fees and costs, incurred in connection with such action.

        (g)   **<u>Governing Law</u>**. This Note and all actions arising out of or in connection with this Note shall be governed by and construed in accordance with the Laws of the State of Delaware, without regard to the conflicts of law provisions of the State of Delaware, or of any other state.

        (h)   **<u>Waiver of Jury Trial</u>**. BY ACCEPTANCE OF THIS NOTE, INVESTOR HEREBY AGREES AND THE COMPANY HEREBY AGREES TO WAIVE THEIR RESPECTIVE RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS NOTE.

        (i)   **<u>Counterparts</u>**. This Note may be executed in any number of counterparts and by different parties on separate counterparts, each of which, when executed and delivered, shall be deemed to be an original, and all of which, when taken together, shall constitute but one and the same Note. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, *e.g.*, www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

<p align="center">(<i>Signature Page Follows</i>)</p>

The Company has caused this Note to be issued as of the date first written above.

COMPANY:

IMMERSED INC.

Signature: _____
Print Name: Renji Bijoy
Print Title: CEO

Address: P.O. Box 40681, Austin, TX 78704
Email: invest@immersed.com

<u>Acknowledged</u>:

INVESTOR:

[●]

Signature: _____
Name:

FORM OF SUBSCRIPTION AGREEMENT

This Subscription Agreement (this "**Agreement**"), dated as of _____, 2025 (the "**Execution Date**"), is entered into by and among Immersed Inc., a Delaware corporation (the "**Company**"), and the investor set forth on the signature page(s) hereto (the "**Investor**").

RECITAL

On the terms and subject to the conditions set forth herein, Investor is willing to purchase from the Company, and the Company is willing to sell to Investor, the Note in substantially the form attached as **Exhibit A** hereto in the principal amount set forth on the signature page hereto (the Note together with this Agreement, the "**Transaction Documents**").

The Transaction Documents are entered into in connection with the offer by the Company (the "**Offering**") of Notes. Investors should carefully review the Form C and accompanying offering statement (the "**Offering Statement**"), which is available at http://invest.immersed.com as well as on the SEC's EDGAR website.

AGREEMENT

NOW THEREFORE, in consideration of the foregoing, and the representations, warranties, and conditions set forth below, the parties hereto, intending to be legally bound, hereby agree as follows:

1. **The Note**.

(a) **Subscription Price**. Subject to all of the terms and conditions hereof, Investor hereby subscribes for and agrees to invest an aggregate amount as set forth on the signature page to this Agreement (the "**Subscription Price**"). Capitalized terms not otherwise defined herein shall have the meaning set forth in the Note.

(b) **Cancelation Right**. Investor acknowledges that Investor has read the educational materials on the landing page (http://invest.immersed.com), and has been informed of Investor's right to cancel the investment up to 48-hours prior to April 30, 2026, or such earlier time as the Company designates; provided, however, that once this Agreement is accepted by the Company, Investor no longer has the right to cancel the investment.

(c) **Rejection**. Investment commitments may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

(d) **Delivery**. The sale and purchase of the Note (the "**Closing**") shall take place remotely on such date and time determined to be in the best interest of the Company in its sole discretion and in accordance with the terms stated in the Company's Offering Statement. Investor agrees to execute any and all further documents necessary in connection with becoming a holder of the Note, including completing the purchase process through the Company's intermediary, DealMaker Securities LLC. All committed funds will be held in escrow with Enterprise Bank & Trust, a Missouri chartered trust company with banking powers until the minimum amount of the offering as described in the Offering Statement has been met or exceeded and one or more closings occur.

(e) **Transaction Fee and Minimum Investment**. In committing to purchase the Note, Investor shall also be required to pay a transaction fee equal to 3% of the Subscription Price to the Company for a maximum fee of $300.00 (the "**Transaction Fee**" and, together with the Subscription Price, the "**Purchase Price**"). Investor shall invest a minimum of $1,000.00.

(f) **Proceeds**. The Company intends to use the proceeds of the Note for general working capital and other general corporate purposes.

2. **Representations and Warranties of the Company**. In connection with the transactions provided for herein, the Company hereby represents and warrants to Investor that:

(a) **Incorporation, Good Standing and Qualification**. The Company is a corporation duly incorporated and validly existing under the statutes, laws, ordinances, regulations, rules and codes (the "**Laws**") of the State of Delaware and has all requisite corporate power and authority to carry on its business as now conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify or to be in good standing would have a material adverse effect on the Company.

(b) **Authorization**. All corporate action has been taken on the part of the Company, its officers, directors and stockholders necessary for the authorization, execution, delivery and performance of the Transaction Documents. The Note and this Agreement, when executed and delivered by the Company, shall constitute the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms, except as may be limited by (i) applicable bankruptcy, insolvency, reorganization, or similar Laws relating to or affecting the enforcement of creditors' rights and (ii) Laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

(c) **Offering**. Subject in part to the truth and accuracy of Investor's representations set forth herein, the offer, sale and issuance of the Note is exempt from the registration requirements of any applicable state and federal securities Laws and neither the Company nor any authorized agent acting on its behalf will take any action hereafter that would cause the loss of such exemption.

(d) **Compliance with Other Instruments**. The execution, delivery and performance of the Transaction Documents, and the consummation of the transactions contemplated hereby and thereby, will not

constitute or result in a default, violation, conflict or breach of (i) any provision of the Certificate of Incorporation of the Company or bylaws of the Company, (ii) in any material respect of any instrument, judgment, order, writ, decree, privacy policy or contract to which it is a party or by which it is bound, or (iii) any provision of any Law applicable to the Company.

(e) **Valid Issuance of Conversion Shares**. The Conversion Shares, when issued, sold and delivered upon conversion of the Note or pursuant to the terms of the Note, will be duly authorized and validly issued, fully paid and nonassessable, free of restrictions on transfer other than restrictions on transfer set forth in the Transaction Documents and pursuant to applicable state and federal securities Laws and, based in part upon the representations and warranties of Investor herein, will be issued in compliance with all applicable federal and state securities Laws.

(f) **Litigation**. There is no judgment, decree or order against the Company or, to the knowledge of the Company, any of its directors or officers (in their capacities as such), that could prevent, enjoin, or materially alter or delay any of the transactions contemplated by this Agreement or the Note, or that could reasonably be expected to have a material adverse effect on the Company.

(g) **Compliance with Laws**. The Company is not in violation of any applicable Law of any domestic or foreign government or any instrumentality or agency thereof in respect of the conduct of its business or the ownership of its properties, which violation of which could reasonably be expected to have a material adverse effect on the Company.

3. **Representations and Warranties of Investor**. In connection with the transactions provided for herein, each Investor, severally and not jointly, hereby represents and warrants to the Company that:

(a) **Authorization**. Investor has full legal capacity, power and authority to execute and deliver the Transaction Documents and to perform its obligations hereunder and thereunder. The Transaction Documents constitute Investor's valid and legally binding obligation, enforceable in accordance with their terms, except as may be limited by (i) applicable bankruptcy, insolvency, reorganization, or similar Laws relating to or affecting the enforcement of creditors' rights and (ii) Laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

(b) **Purchase Entirely for Own Account**. Investor acknowledges that the Securities will be issued to Investor in reliance upon Investor's representation to the Company that the Securities will be acquired for investment for Investor's own account, not as a nominee or agent, and not with a view to the resale or distribution of any part thereof, and that Investor has no present intention of selling, granting any participation in, or otherwise distributing the same.

(c) **Investment Experience**. Investor is an investor in securities of companies in the development stage and acknowledges that Investor is able to fend for Investor, can bear the economic risk of Investor's investment, and has such knowledge and experience in financial or business matters that Investor is capable of evaluating the merits and risks of the investment in the Securities. Investor has not been organized solely for the purpose of acquiring the Note or the Conversion Shares. Investor acknowledges that the purchase of the Securities is a speculative investment which involves a high degree of risk of loss of the entire investment therein, that for an indefinite period there will be no public market for the Securities and that a public market may never exist therefor, and that, accordingly, it may not be possible for Investor to sell the Securities in case of emergency or otherwise.

(d) **Accredited Investor; Non-Accredited Investor**. Investor is either (i) an "accredited investor" within the meaning of Rule 501 of Regulation D, as presently in effect, as promulgated by the Securities and Exchange Commission under the Securities Act, or (ii) a non-accredited investor, subject to the investment limits set forth in Rule 100(a)(2) of Regulation Crowdfunding.

(e) **Restricted Security**. Investor understands that the Securities are characterized as "restricted securities" under the federal securities Laws inasmuch as they are being or will be acquired from the Company in a transaction not involving a public offering and that under such Laws the Securities may be resold without registration under the Securities Act, only in certain limited circumstances.

(f) **Access to Information**. Investor acknowledges that the Company has given Investor access to the records and accounts of the Company and to all information requested by Investor, has made its officers and representatives available for interview by Investor and has furnished Investor with all documents and other information required for Investor to make an informed decision with respect to the purchase of the Securities. The Investor has received, read and understands the Offering Statement and the Transaction Documents.

(g) **Promoters**. Investor acknowledges that there may be promoters for this Offering, and in the case that there are any communications from promoters, the promoter must clearly disclose in all communications the receipt of compensation, and that the promoter is engaged in promotional activities on behalf of the Company. A promoter may be any person who promotes the Company's offering for compensation, whether past or prospective, or who is a founder or an employee of an issuer that engages in promotional activities on behalf of the Company.

(h) **DealMaker Compensation**. Investor acknowledges that Investor has been informed of the compensation that DealMaker Securities LLC and affiliates receives in connection with the sale of the Securities in the Regulation CF offering and the manner in which it is received.

(i) **Tax**. Investor has reviewed with Investor's own tax advisors the tax consequences to Investor of the transactions contemplated by the Transaction Documents, including the conversion of the Note into Conversion Shares. With respect to such matters, Investor relies solely on Investor's own advisors and not on any statements or representations of the Company or any of its representatives, written or oral. Investor understands that Investor (and not the Company) shall be responsible for Investor's own tax liability that may arise as a result of this investment or the transactions contemplated by the Transaction Documents, including the conversion of the Note into Conversion Shares.

(j) **No Public Market**. The Investor understands that no public market now exists for any of the Securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for the Securities to be acquired by the Investor hereunder.

(k) **Sanctioned Countries**. The Investor is not (i) a citizen or resident of a geographic area in which the purchase or holding of the Securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. Investor hereby represents and agrees that if Investor's country of residence or other circumstances change such that the above representations are no longer accurate, Investor will immediately notify Company. Investor further represents and warrants that it will not knowingly sell or otherwise transfer any Securities to a party subject to U.S. or other applicable sanctions.

(l) **Non U.S. Person**. If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation, subscription and payment for, and continued ownership of, its beneficial interest in the Securities will not violate any applicable securities or other laws of the Investor's jurisdiction, including (i) the legal requirements within its jurisdiction for the subscription and the purchase of its beneficial interest in the Securities; (ii) any foreign exchange restrictions applicable to such subscription and purchase; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of its beneficial interest in the Securities. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to the Securities (and the Investor's beneficial interest therein).

(m) **Corporation Authorization**. If the Investor is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this Agreement; (ii) the execution, delivery and performance by the

Investor of the Agreement is within the power of the Investor and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the Investor, it is not in violation of its current charter or bylaws, any material statute, rule or regulation applicable to the Investor; and (iv) the performance the Agreement does not and will not violate any material judgment, statute, rule or regulation applicable to the Investor; result in the acceleration of any material indenture or contract to which the Investor is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Purchase Price.

(n) **Additional Information**. The Investor further acknowledges that it has read, understood, and had ample opportunity to ask Company questions about its business plans, "Risk Factors," and all other information presented in the Company's Form C and the offering documentation filed with the SEC.

(o) **Total Loss**. The Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

(p) **Indemnification**. To the fullest extent permitted by law, the Investor hereby agrees to indemnify and hold harmless the Company, Company counsel, and each partner, principal, shareholder, member, manager, director, officer, consultant, agent, affiliate, or employee thereof (each, an "**Indemnified Party**") from and against any and all loss, damage or liability due to or arising out of any inaccuracy or breach of any representation or warranty of the Investor or failure of the Investor to comply with any covenant or warranty of the Investor or failure of the Investor to comply with any covenant or agreement set forth herein or in any other document furnished by the Investor to any Indemnified Party specifically supplementing the information in this Agreement. The Investor shall reimburse each Indemnified Party for its legal and other fees and expenses (including the cost of any investigation and preparation) as they are incurred in connection with any such claim, action, proceeding or investigation. The reimbursement and indemnification obligations of the Investor under this paragraph shall survive any closing applicable to the Investor and shall be in additional to any liability which the Investor may otherwise have, and shall be binding and inure to the benefit of any successors, assigns, heirs, estates, executors, administrators and personal representatives of the Indemnified Parties.

4. **Miscellaneous**.

(a) **Waivers and Amendments**. Any provision of this Agreement may be amended, waived or modified only upon the written consent of either (i) the Company and the Investor, or (ii) the Company and the Investors holding a majority of the then outstanding principal amounts under all Notes issued in the Offering (the "**Requisite Holders**").

(b) **Governing Law**. This Agreement and all actions arising out of or in connection with this Agreement shall be governed by and construed in accordance with the Laws of the State of Delaware, without regard to the conflicts of law provisions of the State of Delaware or of any other state.

(c) **Survival**. The representations, warranties, covenants and agreements made herein shall survive the execution and delivery of this Agreement.

(d) **Successors and Assigns**. Subject to the restrictions on assignment and transfer under the Note, the rights and obligations of the Company and Investor under this Agreement, shall be binding upon and benefit the successors, assigns, heirs, administrators and transferees of the parties.

(e) **Entire Agreement**. This Agreement together with the other Transaction Documents constitute and contain the entire agreement among the Company and Investor and supersede any and all prior agreements, negotiations, correspondence, understandings and communications among the parties, whether written or oral, respecting the subject matter hereof.

(f) **Notices**. All notices, requests, demands, consents, instructions or other communications required or permitted hereunder or under the Note shall in writing and emailed, mailed or delivered to each party as follows: (i) if to Investor, at Investor's address or email set forth below Investor's signature page hereto, or at such other address as Investor shall have furnished the Company in writing, or (ii) if to the Company, at such address or email set forth below the Company's signature page hereto. All such

notices and communications will be deemed effectively given the earlier of (1) when received, (2) when delivered personally, (3) when sent, if sent by email during the recipient's normal business hours, and if not sent during normal business hours, then on the recipient's next business day, (4) one business day after being deposited with an overnight courier service of recognized standing or (5) four days after being deposited in the U.S. mail, first class with postage prepaid.

    (g) **<u>Severability of this Agreement</u>**. If any provision of this Agreement shall be judicially determined to be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

    (h) **<u>Counterparts</u>**. This Agreement may be executed in one or more counterparts, each of which will be deemed an original, but all of which together will constitute one and the same agreement. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, *e.g.*, www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

<p align="center">*(Signature Page Follows)*</p>

IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed and delivered by their proper and duly authorized officers as of the Execution Date.

COMPANY:

IMMERSED INC.

Signature: _____
Print Name: Renji Bijoy
Print Title: CEO

Address: P.O. Box 40681, Austin, TX 78704
Email: invest@immersed.com

INVESTOR:

[●]

Signature: _____

Address:

Email:

Investment Amount: $_____

FORM OF NOTE

THIS NOTE AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "**ACT**"), OR UNDER THE SECURITIES LAWS OF CERTAIN STATES. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR AN EXEMPTION THEREFROM. THE ISSUER OF THESE SECURITIES MAY REQUIRE AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE ISSUER THAT SUCH OFFER, SALE OR TRANSFER, PLEDGE OR HYPOTHECATION OTHERWISE COMPLIES WITH THE ACT AND ANY APPLICABLE STATE SECURITIES LAWS.

IMMERSED INC.

CONVERTIBLE PROMISSORY NOTE

$_____   _____, 2025

Valuation Cap: $275,000,000.00

FOR VALUE RECEIVED, Immersed Inc., a Delaware corporation (the "**Company**") promises to pay to _____ ("**Investor**"), or Investor's registered assigns, the principal sum of $_____, together with interest from the date of this Convertible Promissory Note (this "**Note**") on _____ the unpaid principal balance accruing at the Interest Rate (as defined below). This Note is one the Notes issued pursuant to that certain Subscription Agreement by and among the Company, Investor and the signatories thereto, dated _____, 2025 (as the same may be amended or restated from time to time, the "**Subscription Agreement**").

The following is a statement of the rights of Investor and the conditions to which this Note is subject, and to which Investor, by the acceptance of this Note, agrees:

1.   **Payments**.

(a)   **Maturity**. All unpaid principal, together with any then unpaid and accrued interest, shall be due and payable on the earlier of (i) five days after receipt by the Company from Investor of a written demand for payment, which demand shall not be made prior to the three year anniversary of the issuance of this Note (the "**Maturity Date**"), or (ii) such date as this Note shall accelerate and all principal and unpaid accrued interest shall become due and payable pursuant to Section 3.

(b)   **General**. Payment on the Note shall be in lawful money of the United States of America applied first to accrued interest and thereafter to the outstanding principal balance of the Note.

(c)   **Payment**. Any outstanding principal and accrued interest on this Note may be prepaid without penalty on or prior to the Maturity Date only upon the written consent of Investor. The outstanding principal and outstanding and accrued interest on this Note may be paid at any time after the Maturity Date.

(d)   **Dissolution Event**. If a Dissolution Event occurs while any principal or interest under this Note is then outstanding, then Investor shall be paid all accrued and unpaid interest and the outstanding principal amount of this Note, and this Note shall thereafter be cancelled and be of no further force or effect, whether or not it is delivered to the Company for cancellation.

2.   **Definitions**. As used in this Note, the following capitalized terms have the following meanings:

(a)   "**Act**" means the Securities Act of 1933, as amended.

(b)   "**Change of Control**" means, as applicable (i) the closing of a sale, lease, exchange or other disposition of all or substantially all of the Company's assets, with or without goodwill, outside the

ordinary course of the Company's business; or (ii) the Company's merger into or consolidation with any other entity, or any other reorganization or transfer or issuance of the equity interests in the Company, in which the holders of the Company's outstanding equity interests immediately prior to such transaction receive or retain, in connection with such transaction on account of their equity interests, securities representing 50% or less of the voting power of the entity surviving such transaction, provided that a Change of Control shall not include a merger effected exclusively for the purpose of changing the domicile of the Company or a transaction primarily for capital raising purposes.

(c)　"**Conversion Price**" means the lesser of:

(i)　The price per share equal to (A) in the case of an Initial Public Offering, the per share price at which Conversion Shares are sold to the public in such Initial Public Offering, (B) in the case of a Private Placement Equity Financing, the lowest per share purchase price of the Conversion Shares issued in such Private Placement Equity Financing, and (C) in the case of any other Liquidity Event, (1) the aggregate fair market value of the Immersed Equity Interests at the time of a Liquidity Event, as determined by reference to the valuation of the Company immediately prior to, and implied by, such Liquidation Event, divided by (2) the number of shares constituting the Immersed Equity Interests outstanding as of immediately prior to such Liquidity Event; in each case, multiplied by (ii) the Discount Rate; and

(ii)　the quotient resulting from dividing $275,000,000 by the Immersed Equity Interests outstanding immediately prior to the applicable Liquidity Event, but excluding, in each case, the shares of Immersed Equity Interests issuable upon the conversion of each Note issued pursuant to the Subscription Agreement, or other convertible securities issued for capital raising purposes (e.g. a Simple Agreement for Future Equity).

(d)　"**Conversion Shares**" means Immersed Equity Interests or other capital stock or equity interests issued in connection with any Liquidity Event, as applicable; *provided that*, in the case of a Recapitalization, the Company may, at its sole discretion, convert this Note into Immersed Equity Interests or other capital stock or equity interests as solely determined by the Company.

(e)　"**Direct Listing**" means the Company's initial registration of common stock by means of an effective registration statement on Form S-1 (or successor form) filed by the Company with the SEC that registers shares of existing common stock for resale, as approved by the Company's board of directors. For the avoidance of doubt, a Direct Listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services.

(f)　"**Discount Rate**" means 90%.

(g)　"**Dissolution Event**" means any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary.

(h)　"**Immersed Equity Interests**" means shares of the Company's outstanding common stock, together with any shares of common stock or other equity interests of the Company that are issued upon any reclassification, conversion, recapitalization, consolidation, exchange, substitution, or other similar event with respect to such shares of common stock of the Company.

(i)　"**Initial Public Offering**" means the Company's first firm commitment underwritten public offering of its Common Stock under the Act.

(j)　"**Interest Rate**" means a rate equal to 8.0% per annum computed on the basis of the actual number of days elapsed and a year of 365 days.

(k)　"**Investor**" means the Person specified in the introductory paragraph of this Note or any Person who shall at the time be the registered holder of this Note.

(l)　"**Law**" means statute, law, ordinance, regulation, rule and code.

(m)　"**Liquidity Event**" means (i) a Change of Control, (ii) a Private Placement Equity Financing, (iii) a Direct Listing, (iv) an Initial Public Offering, (v) a SPAC Merger or (vi) Recapitalization.

(n)   "**Person**" means and includes an individual, a partnership, a corporation (including a business trust), a joint stock company, a limited liability company, an unincorporated association, a joint venture or other entity or a governmental authority.

(o)   "**Private Placement Equity Financing**" means the issuance and sale to investors following the date of issuance of this Note, but prior to any other Liquidity Event, of shares of the Company's capital stock primarily for capital raising purposes under Section 4(a)2, Regulation D, Regulation CF, or Regulation A from which the Company receives aggregate gross proceeds of not less than $10 million.

(p)   "**Recapitalization**" means any transaction or series of related transactions that results in a material change to the Company's capital structure, including but not limited to: (i) a reclassification or change of any outstanding shares or securities; (ii) a stock split, reverse stock split, stock dividend, or combination of shares; (iii) an issuance of new equity securities (other than pursuant to a Change of Control, Private Placement Equity Financing, Initial Public Offering, or SPAC Merger); (iv) any merger, consolidation, or reorganization in which the Company issues equity securities or assumes outstanding convertible securities; (v) any other transaction that materially alters the rights, preferences, or privileges of the Company's outstanding securities; or (vi) as determined by the Company at its sole discretion.

(q)   "**Requisite Holders**" mean the Investors holding a majority of the then outstanding principal amounts under all Notes issued in the Offering.

(r)   "**SPAC**" means a special purpose acquisition company.

(s)   "**SPAC Merger**" means a merger or other business combination of the Company involving a SPAC, pursuant to which (i) Immersed Equity Interests are exchanged for securities of the SPAC or its parent company that is registered under the Securities Exchange Act of 1934 and that is listed for trading on a national securities exchange or (ii) Immersed Equity Interests are registered under the Securities Exchange Act of 1934 and that is listed for trading on a national securities exchange.

3.   **Events of Default**. If there shall be any Event of Default hereunder, at the option and upon the written declaration of Investor and upon written notice to the Company (which election and notice shall not be required in the case of an Event of Default under Section 3(c) or Section 3(d)), this Note shall accelerate and all principal and unpaid accrued interest shall become due and payable, without presentment, demand, protest or any other notice of any kind, all of which are hereby expressly waived, anything contained herein to the contrary notwithstanding. The occurrence of any of the following shall constitute an "**Event of Default**" under this Note:

(a)   **Failure to Pay**. The Company shall fail to pay when due any principal or interest payment on the due date hereunder;

(b)   **Breach of Covenant**. The Company shall default in its performance of any covenant under this Note and such failure shall continue for five days after the Company's receipt of written notice to the Company of such failure;

(c)   **Voluntary Proceeding**. The Company files any petition or action for relief under any bankruptcy, reorganization, insolvency or moratorium Law or any other Law for the relief of, or relating to, debtors, now or hereafter in effect, or makes any assignment for the benefit of creditors or takes any corporate action in furtherance of any of the foregoing; or

(d)   **Involuntary Proceeding**. An involuntary petition is filed against the Company (unless such petition is dismissed or discharged within sixty days under any bankruptcy statute now or hereafter in effect), or a custodian, receiver, trustee, assignee for the benefit of creditors (or other similar official) is appointed to take possession, custody or control of any property of the Company.

In addition to the right of repayment, upon the occurrence and during the continuance of any Event of Default, Investor may exercise any other right power or remedy granted to it or permitted to it by Law, either by suit in equity or by action at Law, or both.

4.   **Conversion**.

(a)   **Conversion**. If a Liquidity Event occurs, the outstanding principal amount of this Note

and all accrued and unpaid interest on this Note will automatically convert as of immediately prior to (but subject to the consummation of) such Liquidity Event into fully paid and nonassessable Conversion Shares at a price per share equal to the Conversion Price and the Company shall be forever released from all of its obligations and liabilities under this Note. In connection with the conversion of this Note into Conversion Shares, Investor and the Company will execute and deliver to each other customary share purchase and related financing agreements and Investor will execute and deliver to the Company or the applicable counterparty or counterparties, to the extent reasonably requested by the Company or any underwriter, any other documents to which the Company or direct or indirect holders of Immersed Equity Interests are required to be party in connection with such Liquidity Event. Investor also agrees to deliver the original of this Note (or a notice to the effect that the original Note has been lost, stolen or destroyed and an agreement acceptable to the Company whereby the holder agrees to indemnify the Company from any loss incurred by it in connection with the loss of this Note) at the closing of such Liquidity Event for cancellation; *provided*, *however*, that upon the closing of such Liquidity Event, this Note shall be deemed converted and of no further force and effect, whether or not it is delivered for cancellation as set forth in this sentence. Any conversion of this Note shall be deemed to have been made immediately upon the closing of such Liquidity Event and on and after such date Investor shall be treated for all purposes as the record holder of the Conversion Shares. As promptly as practicable after the conversion of the Note and the issuance of the Conversion Shares, the Company or its successor (at its expense) will issue and deliver to the holder thereof a certificate or certificates evidencing the Conversion Shares (if certificated), or if the Conversion Shares are not certificated, will deliver evidence of the issuance of the Conversion Shares in book entry or other electronic format. In connection with such conversion, the Company will have the right to set a reference date for the conversion of accrued interest under this Note (which reference date shall be no sooner than five days prior to the closing of such Liquidity Event), such that interest accrued through such reference date will be converted and interest shall cease accruing after such reference date.

(b)   **Notice of Certain Transactions**. The Company shall give written notice to Investor at least fifteen days prior to the date on which any Liquidity Event or Dissolution Event is expected to take place, which notice shall include a copy of any term sheet, definitive agreement or similar documents setting forth the material terms of such transaction.

5.   **Miscellaneous**.

(a)   **Assignment and Transfer**.

(i)   The rights and obligations of the Company and Investor shall be binding upon and benefit the successors, assigns, heirs, administrators and transferees of the parties provided, however, that the Company shall not assign or delegate its obligations under this Note without the written consent of Investor, which consent shall not be required in connection with any Liquidity Event and provided further that Investor shall not assign or delegate its rights or obligations under this this Note without the written consent of the Company (which consent shall not be unreasonably withheld, conditioned or delayed) other than assignments or delegations to affiliates of Investor. Thereupon, this Note shall be reissued to, and registered in the name of, the transferee, or a new Note for like principal amount and interest shall be issued to, and registered in the name of, the transferee. Interest and principal shall be paid solely to the registered holder of this Note. Such payment shall constitute full discharge of the Company's obligation to pay such interest and principal.

(ii)   As a condition to any transfer of this Note other than to an affiliate of Investor, the Company may in its sole discretion require a written opinion of Investor's counsel, or other evidence if reasonably satisfactory to the Company, to the effect that such offer, sale or other distribution may be effected without registration or qualification under any federal or state Law then in effect. Each Note thus transferred and each certificate representing the securities thus transferred shall bear a legend as to the applicable restrictions on transferability in order to ensure compliance with the Act, unless in the opinion of counsel for the Company such legend is not required in order to ensure compliance with the Act. The Company may issue stop transfer instructions to its transfer agent in connection with such restrictions.

(b)   **Waiver and Amendment**. Any provision of this Note may be amended, waived or modified upon the written consent of the Company and the Requisite Holders.

(c)   **Notices**. All notices, requests, demands, consents, instructions or other

communications required or permitted hereunder shall be in writing and delivered as provided in the Subscription Agreement.

(d) **<u>Usury</u>**. In the event any interest is paid on this Note, or a fee that is deemed interest, which is in excess of the then applicable legal maximum rate, then that portion of the interest payment representing an amount in excess of the then applicable legal maximum rate shall be deemed a payment of principal and applied against the principal of this Note.

(e) **<u>No Rights as a Stockholder</u>**. Nothing contained herein shall entitle Investor to any rights, prior to the conversion of the Note, as a stockholder of the Company or to be deemed the holder of any securities that may be construed to confer upon Investor, as such, any right to vote on, give or withhold consent to, or to receive notice of, any meeting or corporate or other stockholder action relating to the Company.

(f) **<u>Expenses</u>**. If action is instituted to collect or enforce the obligations of the Company under this Note or the Subscription Agreement, the Company promises to pay all costs and expenses, including, without limitation, reasonable attorneys' fees and costs, incurred in connection with such action.

(g) **<u>Governing Law</u>**. This Note and all actions arising out of or in connection with this Note shall be governed by and construed in accordance with the Laws of the State of Delaware, without regard to the conflicts of law provisions of the State of Delaware, or of any other state.

(h) **<u>Waiver of Jury Trial</u>**. BY ACCEPTANCE OF THIS NOTE, INVESTOR HEREBY AGREES AND THE COMPANY HEREBY AGREES TO WAIVE THEIR RESPECTIVE RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS NOTE.

(i) **<u>Counterparts</u>**. This Note may be executed in any number of counterparts and by different parties on separate counterparts, each of which, when executed and delivered, shall be deemed to be an original, and all of which, when taken together, shall constitute but one and the same Note. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, *e.g.*, www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

(*Signature Page Follows*)

The Company has caused this Note to be issued as of the date first written above.

COMPANY:

IMMERSED INC.

Signature: _____
Print Name: Renji Bijoy
Print Title: CEO

Address: P.O. Box 40681, Austin, TX 78704
Email: invest@immersed.com

<u>Acknowledged</u>:

INVESTOR:

[●]

Signature: _____
Name:

FORM OF SUBSCRIPTION AGREEMENT

This Subscription Agreement (this "**Agreement**"), dated as of _____, 202__ (the "**Execution Date**"), is entered into by and among Immersed Inc., a Delaware corporation (the "**Company**"), and the investor set forth on the signature page(s) hereto (the "**Investor**").

RECITAL

On the terms and subject to the conditions set forth herein, Investor is willing to purchase from the Company, and the Company is willing to sell to Investor, the Note in substantially the form attached as **Exhibit A** hereto in the principal amount set forth on the signature page hereto (the Note together with this Agreement, the "**Transaction Documents**").

The Transaction Documents are entered into in connection with the offer by the Company (the "**Offering**") of Notes. Investors should carefully review the Form C and accompanying offering statement (the "**Offering Statement**"), which is available at http://invest.immersed.com as well as on the SEC's EDGAR website.

AGREEMENT

NOW THEREFORE, in consideration of the foregoing, and the representations, warranties, and conditions set forth below, the parties hereto, intending to be legally bound, hereby agree as follows:

1. **The Note**.

(a) **Subscription Price**. Subject to all of the terms and conditions hereof, Investor hereby subscribes for and agrees to invest an aggregate amount as set forth on the signature page to this Agreement (the "**Subscription Price**"). Capitalized terms not otherwise defined herein shall have the meaning set forth in the Note.

(b) **Cancelation Right**. Investor acknowledges that Investor has read the educational materials on the landing page (http://invest.immersed.com), and has been informed of Investor's right to cancel the investment up to 48-hours prior to April 30, 2026, or such earlier time as the Company designates; provided, however, that once this Agreement is accepted by the Company, Investor no longer has the right to cancel the investment.

(c) **Rejection**. Investment commitments may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

(d) **Delivery**. The sale and purchase of the Note (the "**Closing**") shall take place remotely on such date and time determined to be in the best interest of the Company in its sole discretion and in accordance with the terms stated in the Company's Offering Statement. Investor agrees to execute any and all further documents necessary in connection with becoming a holder of the Note, including completing the purchase process through the Company's intermediary, DealMaker Securities LLC. All committed funds will be held in escrow with Enterprise Bank & Trust, a Missouri chartered trust company with banking powers until the minimum amount of the offering as described in the Offering Statement has been met or exceeded and one or more closings occur.

(e) **Transaction Fee and Minimum Investment**. In committing to purchase the Note, Investor shall also be required to pay a transaction fee equal to 3% of the Subscription Price to the Company for a maximum fee of $300.00 (the "**Transaction Fee**" and, together with the Subscription Price, the "**Purchase Price**"). Investor shall invest a minimum of $1,000.00.

(f) **Proceeds**. The Company intends to use the proceeds of the Note for general working capital and other general corporate purposes.

2. **Representations and Warranties of the Company**. In connection with the transactions provided for herein, the Company hereby represents and warrants to Investor that:

(a) **Incorporation, Good Standing and Qualification**. The Company is a corporation duly incorporated and validly existing under the statutes, laws, ordinances, regulations, rules and codes (the "**Laws**") of the State of Delaware and has all requisite corporate power and authority to carry on its business as now conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify or to be in good standing would have a material adverse effect on the Company.

(b) **Authorization**. All corporate action has been taken on the part of the Company, its officers, directors and stockholders necessary for the authorization, execution, delivery and performance of the Transaction Documents. The Note and this Agreement, when executed and delivered by the Company, shall constitute the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms, except as may be limited by (i) applicable bankruptcy, insolvency, reorganization, or similar Laws relating to or affecting the enforcement of creditors' rights and (ii) Laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

(c) **Offering**. Subject in part to the truth and accuracy of Investor's representations set forth herein, the offer, sale and issuance of the Note is exempt from the registration requirements of any applicable state and federal securities Laws and neither the Company nor any authorized agent acting on its behalf will take any action hereafter that would cause the loss of such exemption.

(d) **Compliance with Other Instruments**. The execution, delivery and performance of the Transaction Documents, and the consummation of the transactions contemplated hereby and thereby, will not

constitute or result in a default, violation, conflict or breach of (i) any provision of the Certificate of Incorporation of the Company or bylaws of the Company, (ii) in any material respect of any instrument, judgment, order, writ, decree, privacy policy or contract to which it is a party or by which it is bound, or (iii) any provision of any Law applicable to the Company.

(e) **Valid Issuance of Conversion Shares**. The Conversion Shares, when issued, sold and delivered upon conversion of the Note or pursuant to the terms of the Note, will be duly authorized and validly issued, fully paid and nonassessable, free of restrictions on transfer other than restrictions on transfer set forth in the Transaction Documents and pursuant to applicable state and federal securities Laws and, based in part upon the representations and warranties of Investor herein, will be issued in compliance with all applicable federal and state securities Laws.

(f) **Litigation**. There is no judgment, decree or order against the Company or, to the knowledge of the Company, any of its directors or officers (in their capacities as such), that could prevent, enjoin, or materially alter or delay any of the transactions contemplated by this Agreement or the Note, or that could reasonably be expected to have a material adverse effect on the Company.

(g) **Compliance with Laws**. The Company is not in violation of any applicable Law of any domestic or foreign government or any instrumentality or agency thereof in respect of the conduct of its business or the ownership of its properties, which violation of which could reasonably be expected to have a material adverse effect on the Company.

3. **Representations and Warranties of Investor**. In connection with the transactions provided for herein, each Investor, severally and not jointly, hereby represents and warrants to the Company that:

(a) **Authorization**. Investor has full legal capacity, power and authority to execute and deliver the Transaction Documents and to perform its obligations hereunder and thereunder. The Transaction Documents constitute Investor's valid and legally binding obligation, enforceable in accordance with their terms, except as may be limited by (i) applicable bankruptcy, insolvency, reorganization, or similar Laws relating to or affecting the enforcement of creditors' rights and (ii) Laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

(b) **Purchase Entirely for Own Account**. Investor acknowledges that the Securities will be issued to Investor in reliance upon Investor's representation to the Company that the Securities will be acquired for investment for Investor's own account, not as a nominee or agent, and not with a view to the resale or distribution of any part thereof, and that Investor has no present intention of selling, granting any participation in, or otherwise distributing the same.

(c) **Investment Experience**. Investor is an investor in securities of companies in the development stage and acknowledges that Investor is able to fend for Investor, can bear the economic risk of Investor's investment, and has such knowledge and experience in financial or business matters that Investor is capable of evaluating the merits and risks of the investment in the Securities. Investor has not been organized solely for the purpose of acquiring the Note or the Conversion Shares. Investor acknowledges that the purchase of the Securities is a speculative investment which involves a high degree of risk of loss of the entire investment therein, that for an indefinite period there will be no public market for the Securities and that a public market may never exist therefor, and that, accordingly, it may not be possible for Investor to sell the Securities in case of emergency or otherwise.

(d) **Accredited Investor; Non-Accredited Investor**. Investor is either (i) an "accredited investor" within the meaning of Rule 501 of Regulation D, as presently in effect, as promulgated by the Securities and Exchange Commission under the Securities Act, or (ii) a non-accredited investor, subject to the investment limits set forth in Rule 100(a)(2) of Regulation Crowdfunding.

(e) **Restricted Security**. Investor understands that the Securities are characterized as "restricted securities" under the federal securities Laws inasmuch as they are being or will be acquired from the Company in a transaction not involving a public offering and that under such Laws the Securities may be resold without registration under the Securities Act, only in certain limited circumstances.

(f) **Access to Information**. Investor acknowledges that the Company has given Investor access to the records and accounts of the Company and to all information requested by Investor, has made its officers and representatives available for interview by Investor and has furnished Investor with all documents and other information required for Investor to make an informed decision with respect to the purchase of the Securities. The Investor has received, read and understands the Offering Statement and the Transaction Documents.

(g) **Promoters**. Investor acknowledges that there may be promoters for this Offering, and in the case that there are any communications from promoters, the promoter must clearly disclose in all communications the receipt of compensation, and that the promoter is engaged in promotional activities on behalf of the Company. A promoter may be any person who promotes the Company's offering for compensation, whether past or prospective, or who is a founder or an employee of an issuer that engages in promotional activities on behalf of the Company.

(h) **DealMaker Compensation**. Investor acknowledges that Investor has been informed of the compensation that DealMaker Securities LLC and affiliates receives in connection with the sale of the Securities in the Regulation CF offering and the manner in which it is received.

(i) **Tax**. Investor has reviewed with Investor's own tax advisors the tax consequences to Investor of the transactions contemplated by the Transaction Documents, including the conversion of the Note into Conversion Shares. With respect to such matters, Investor relies solely on Investor's own advisors and not on any statements or representations of the Company or any of its representatives, written or oral. Investor understands that Investor (and not the Company) shall be responsible for Investor's own tax liability that may arise as a result of this investment or the transactions contemplated by the Transaction Documents, including the conversion of the Note into Conversion Shares.

(j) **No Public Market**. The Investor understands that no public market now exists for any of the Securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for the Securities to be acquired by the Investor hereunder.

(k) **Sanctioned Countries**. The Investor is not (i) a citizen or resident of a geographic area in which the purchase or holding of the Securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. Investor hereby represents and agrees that if Investor's country of residence or other circumstances change such that the above representations are no longer accurate, Investor will immediately notify Company. Investor further represents and warrants that it will not knowingly sell or otherwise transfer any Securities to a party subject to U.S. or other applicable sanctions.

(l) **Non U.S. Person**. If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation, subscription and payment for, and continued ownership of, its beneficial interest in the Securities will not violate any applicable securities or other laws of the Investor's jurisdiction, including (i) the legal requirements within its jurisdiction for the subscription and the purchase of its beneficial interest in the Securities; (ii) any foreign exchange restrictions applicable to such subscription and purchase; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of its beneficial interest in the Securities. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to the Securities (and the Investor's beneficial interest therein).

(m) **Corporation Authorization**. If the Investor is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this Agreement; (ii) the execution, delivery and performance by the

Investor of the Agreement is within the power of the Investor and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the Investor, it is not in violation of its current charter or bylaws, any material statute, rule or regulation applicable to the Investor; and (iv) the performance the Agreement does not and will not violate any material judgment, statute, rule or regulation applicable to the Investor; result in the acceleration of any material indenture or contract to which the Investor is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Purchase Price.

(n) **Additional Information**. The Investor further acknowledges that it has read, understood, and had ample opportunity to ask Company questions about its business plans, "Risk Factors," and all other information presented in the Company's Form C and the offering documentation filed with the SEC.

(o) **Total Loss**. The Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

(p) **Indemnification**. To the fullest extent permitted by law, the Investor hereby agrees to indemnify and hold harmless the Company, Company counsel, and each partner, principal, shareholder, member, manager, director, officer, consultant, agent, affiliate, or employee thereof (each, an "**Indemnified Party**") from and against any and all loss, damage or liability due to or arising out of any inaccuracy or breach of any representation or warranty of the Investor or failure of the Investor to comply with any covenant or warranty of the Investor or failure of the Investor to comply with any covenant or agreement set forth herein or in any other document furnished by the Investor to any Indemnified Party specifically supplementing the information in this Agreement. The Investor shall reimburse each Indemnified Party for its legal and other fees and expenses (including the cost of any investigation and preparation) as they are incurred in connection with any such claim, action, proceeding or investigation. The reimbursement and indemnification obligations of the Investor under this paragraph shall survive any closing applicable to the Investor and shall be in additional to any liability which the Investor may otherwise have, and shall be binding and inure to the benefit of any successors, assigns, heirs, estates, executors, administrators and personal representatives of the Indemnified Parties.

4. **Miscellaneous**.

(a) **Waivers and Amendments**. Any provision of this Agreement may be amended, waived or modified only upon the written consent of either (i) the Company and the Investor, or (ii) the Company and the Investors holding a majority of the then outstanding principal amounts under all Notes issued in the Offering (the "**Requisite Holders**").

(b) **Governing Law**. This Agreement and all actions arising out of or in connection with this Agreement shall be governed by and construed in accordance with the Laws of the State of Delaware, without regard to the conflicts of law provisions of the State of Delaware or of any other state.

(c) **Survival**. The representations, warranties, covenants and agreements made herein shall survive the execution and delivery of this Agreement.

(d) **Successors and Assigns**. Subject to the restrictions on assignment and transfer under the Note, the rights and obligations of the Company and Investor under this Agreement, shall be binding upon and benefit the successors, assigns, heirs, administrators and transferees of the parties.

(e) **Entire Agreement**. This Agreement together with the other Transaction Documents constitute and contain the entire agreement among the Company and Investor and supersede any and all prior agreements, negotiations, correspondence, understandings and communications among the parties, whether written or oral, respecting the subject matter hereof.

(f) **Notices**. All notices, requests, demands, consents, instructions or other communications required or permitted hereunder or under the Note shall in writing and emailed, mailed or delivered to each party as follows: (i) if to Investor, at Investor's address or email set forth below Investor's signature page hereto, or at such other address as Investor shall have furnished the Company in writing, or (ii) if to the Company, at such address or email set forth below the Company's signature page hereto. All such

notices and communications will be deemed effectively given the earlier of (1) when received, (2) when delivered personally, (3) when sent, if sent by email during the recipient's normal business hours, and if not sent during normal business hours, then on the recipient's next business day, (4) one business day after being deposited with an overnight courier service of recognized standing or (5) four days after being deposited in the U.S. mail, first class with postage prepaid.

    (g) **<u>Severability of this Agreement</u>**. If any provision of this Agreement shall be judicially determined to be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

    (h) **<u>Counterparts</u>**. This Agreement may be executed in one or more counterparts, each of which will be deemed an original, but all of which together will constitute one and the same agreement. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, *e.g.*, www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

<p align="center">*(Signature Page Follows)*</p>

IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed and delivered by their proper and duly authorized officers as of the Execution Date.

COMPANY:

IMMERSED INC.

Signature: _____
Print Name: Renji Bijoy
Print Title: CEO

Address: P.O. Box 40681, Austin, TX 78704
Email: invest@immersed.com

INVESTOR:

[●]

Signature: _____

Address:

Email:

Investment Amount: $_____

FORM OF NOTE

THIS NOTE AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "**ACT**"), OR UNDER THE SECURITIES LAWS OF CERTAIN STATES. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR AN EXEMPTION THEREFROM. THE ISSUER OF THESE SECURITIES MAY REQUIRE AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE ISSUER THAT SUCH OFFER, SALE OR TRANSFER, PLEDGE OR HYPOTHECATION OTHERWISE COMPLIES WITH THE ACT AND ANY APPLICABLE STATE SECURITIES LAWS.

IMMERSED INC.

CONVERTIBLE PROMISSORY NOTE

$_____   , 202__

Valuation Cap: $300,000,000.00

FOR VALUE RECEIVED, Immersed Inc., a Delaware corporation (the "**Company**") promises to pay to _____ ("**Investor**"), or Investor's registered assigns, the principal sum of $_____, together with interest from the date of this Convertible Promissory Note (this "**Note**") on _____ the unpaid principal balance accruing at the Interest Rate (as defined below). This Note is one the Notes issued pursuant to that certain Subscription Agreement by and among the Company, Investor and the signatories thereto, dated   , 202__ (as the same may be amended or restated from time to time, the "**Subscription Agreement**").

The following is a statement of the rights of Investor and the conditions to which this Note is subject, and to which Investor, by the acceptance of this Note, agrees:

1.   **Payments**.

(a)   **Maturity**. All unpaid principal, together with any then unpaid and accrued interest, shall be due and payable on the earlier of (i) five days after receipt by the Company from Investor of a written demand for payment, which demand shall not be made prior to the three year anniversary of the issuance of this Note (the "**Maturity Date**"), or (ii) such date as this Note shall accelerate and all principal and unpaid accrued interest shall become due and payable pursuant to Section 3.

(b)   **General**. Payment on the Note shall be in lawful money of the United States of America applied first to accrued interest and thereafter to the outstanding principal balance of the Note.

(c)   **Payment**. Any outstanding principal and accrued interest on this Note may be prepaid without penalty on or prior to the Maturity Date only upon the written consent of Investor. The outstanding principal and outstanding and accrued interest on this Note may be paid at any time after the Maturity Date.

(d)   **Dissolution Event**. If a Dissolution Event occurs while any principal or interest under this Note is then outstanding, then Investor shall be paid all accrued and unpaid interest and the outstanding principal amount of this Note, and this Note shall thereafter be cancelled and be of no further force or effect, whether or not it is delivered to the Company for cancellation.

2.   **Definitions**. As used in this Note, the following capitalized terms have the following meanings:

(a)   "**Act**" means the Securities Act of 1933, as amended.

(b)   "**Change of Control**" means, as applicable (i) the closing of a sale, lease, exchange or other disposition of all or substantially all of the Company's assets, with or without goodwill, outside the

ordinary course of the Company's business; or (ii) the Company's merger into or consolidation with any other entity, or any other reorganization or transfer or issuance of the equity interests in the Company, in which the holders of the Company's outstanding equity interests immediately prior to such transaction receive or retain, in connection with such transaction on account of their equity interests, securities representing 50% or less of the voting power of the entity surviving such transaction, provided that a Change of Control shall not include a merger effected exclusively for the purpose of changing the domicile of the Company or a transaction primarily for capital raising purposes.

(c)   "**Conversion Price**" means the lesser of:

(i)   The price per share equal to (A) in the case of an Initial Public Offering, the per share price at which Conversion Shares are sold to the public in such Initial Public Offering, (B) in the case of a Private Placement Equity Financing, the lowest per share purchase price of the Conversion Shares issued in such Private Placement Equity Financing, and (C) in the case of any other Liquidity Event, (1) the aggregate fair market value of the Immersed Equity Interests at the time of a Liquidity Event, as determined by reference to the valuation of the Company immediately prior to, and implied by, such Liquidation Event, divided by (2) the number of shares constituting the Immersed Equity Interests outstanding as of immediately prior to such Liquidity Event; in each case, multiplied by (ii) the Discount Rate; and

(ii)   the quotient resulting from dividing $300,000,000 by the Immersed Equity Interests outstanding immediately prior to the applicable Liquidity Event, but excluding, in each case, the shares of Immersed Equity Interests issuable upon the conversion of each Note issued pursuant to the Subscription Agreement, or other convertible securities issued for capital raising purposes (e.g. a Simple Agreement for Future Equity).

(d)   "**Conversion Shares**" means Immersed Equity Interests or other capital stock or equity interests issued in connection with any Liquidity Event, as applicable; *provided that*, in the case of a Recapitalization, the Company may, at its sole discretion, convert this Note into Immersed Equity Interests or other capital stock or equity interests as solely determined by the Company.

(e)   "**Direct Listing**" means the Company's initial registration of common stock by means of an effective registration statement on Form S-1 (or successor form) filed by the Company with the SEC that registers shares of existing common stock for resale, as approved by the Company's board of directors. For the avoidance of doubt, a Direct Listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services.

(f)   "**Discount Rate**" means 90%.

(g)   "**Dissolution Event**" means any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary.

(h)   "**Immersed Equity Interests**" means shares of the Company's outstanding common stock, together with any shares of common stock or other equity interests of the Company that are issued upon any reclassification, conversion, recapitalization, consolidation, exchange, substitution, or other similar event with respect to such shares of common stock of the Company.

(i)   "**Initial Public Offering**" means the Company's first firm commitment underwritten public offering of its Common Stock under the Act.

(j)   "**Interest Rate**" means a rate equal to 8.0% per annum computed on the basis of the actual number of days elapsed and a year of 365 days.

(k)   "**Investor**" means the Person specified in the introductory paragraph of this Note or any Person who shall at the time be the registered holder of this Note.

(l)   "**Law**" means statute, law, ordinance, regulation, rule and code.

(m)   "**Liquidity Event**" means (i) a Change of Control, (ii) a Private Placement Equity Financing, (iii) a Direct Listing, (iv) an Initial Public Offering, (v) a SPAC Merger or (vi) Recapitalization.

(n)   "**Person**" means and includes an individual, a partnership, a corporation (including a business trust), a joint stock company, a limited liability company, an unincorporated association, a joint venture or other entity or a governmental authority.

(o)   "**Private Placement Equity Financing**" means the issuance and sale to investors following the date of issuance of this Note, but prior to any other Liquidity Event, of shares of the Company's capital stock primarily for capital raising purposes under Section 4(a)2, Regulation D, Regulation CF, or Regulation A from which the Company receives aggregate gross proceeds of not less than $10 million.

(p)   "**Recapitalization**" means any transaction or series of related transactions that results in a material change to the Company's capital structure, including but not limited to: (i) a reclassification or change of any outstanding shares or securities; (ii) a stock split, reverse stock split, stock dividend, or combination of shares; (iii) an issuance of new equity securities (other than pursuant to a Change of Control, Private Placement Equity Financing, Initial Public Offering, or SPAC Merger); (iv) any merger, consolidation, or reorganization in which the Company issues equity securities or assumes outstanding convertible securities; (v) any other transaction that materially alters the rights, preferences, or privileges of the Company's outstanding securities; or (vi) as determined by the Company at its sole discretion.

(q)   "**Requisite Holders**" mean the Investors holding a majority of the then outstanding principal amounts under all Notes issued in the Offering.

(r)   "**SPAC**" means a special purpose acquisition company.

(s)   "**SPAC Merger**" means a merger or other business combination of the Company involving a SPAC, pursuant to which (i) Immersed Equity Interests are exchanged for securities of the SPAC or its parent company that is registered under the Securities Exchange Act of 1934 and that is listed for trading on a national securities exchange or (ii) Immersed Equity Interests are registered under the Securities Exchange Act of 1934 and that is listed for trading on a national securities exchange.

3.   **Events of Default**. If there shall be any Event of Default hereunder, at the option and upon the written declaration of Investor and upon written notice to the Company (which election and notice shall not be required in the case of an Event of Default under Section 3(c) or Section 3(d)), this Note shall accelerate and all principal and unpaid accrued interest shall become due and payable, without presentment, demand, protest or any other notice of any kind, all of which are hereby expressly waived, anything contained herein to the contrary notwithstanding. The occurrence of any of the following shall constitute an "**Event of Default**" under this Note:

(a)   **Failure to Pay**. The Company shall fail to pay when due any principal or interest payment on the due date hereunder;

(b)   **Breach of Covenant**. The Company shall default in its performance of any covenant under this Note and such failure shall continue for five days after the Company's receipt of written notice to the Company of such failure;

(c)   **Voluntary Proceeding**. The Company files any petition or action for relief under any bankruptcy, reorganization, insolvency or moratorium Law or any other Law for the relief of, or relating to, debtors, now or hereafter in effect, or makes any assignment for the benefit of creditors or takes any corporate action in furtherance of any of the foregoing; or

(d)   **Involuntary Proceeding**. An involuntary petition is filed against the Company (unless such petition is dismissed or discharged within sixty days under any bankruptcy statute now or hereafter in effect), or a custodian, receiver, trustee, assignee for the benefit of creditors (or other similar official) is appointed to take possession, custody or control of any property of the Company.

In addition to the right of repayment, upon the occurrence and during the continuance of any Event of Default, Investor may exercise any other right power or remedy granted to it or permitted to it by Law, either by suit in equity or by action at Law, or both.

4.   **Conversion**.

(a)   **Conversion**. If a Liquidity Event occurs, the outstanding principal amount of this Note

and all accrued and unpaid interest on this Note will automatically convert as of immediately prior to (but subject to the consummation of) such Liquidity Event into fully paid and nonassessable Conversion Shares at a price per share equal to the Conversion Price and the Company shall be forever released from all of its obligations and liabilities under this Note. In connection with the conversion of this Note into Conversion Shares, Investor and the Company will execute and deliver to each other customary share purchase and related financing agreements and Investor will execute and deliver to the Company or the applicable counterparty or counterparties, to the extent reasonably requested by the Company or any underwriter, any other documents to which the Company or direct or indirect holders of Immersed Equity Interests are required to be party in connection with such Liquidity Event. Investor also agrees to deliver the original of this Note (or a notice to the effect that the original Note has been lost, stolen or destroyed and an agreement acceptable to the Company whereby the holder agrees to indemnify the Company from any loss incurred by it in connection with the loss of this Note) at the closing of such Liquidity Event for cancellation; *provided*, *however*, that upon the closing of such Liquidity Event, this Note shall be deemed converted and of no further force and effect, whether or not it is delivered for cancellation as set forth in this sentence. Any conversion of this Note shall be deemed to have been made immediately upon the closing of such Liquidity Event and on and after such date Investor shall be treated for all purposes as the record holder of the Conversion Shares. As promptly as practicable after the conversion of the Note and the issuance of the Conversion Shares, the Company or its successor (at its expense) will issue and deliver to the holder thereof a certificate or certificates evidencing the Conversion Shares (if certificated), or if the Conversion Shares are not certificated, will deliver evidence of the issuance of the Conversion Shares in book entry or other electronic format. In connection with such conversion, the Company will have the right to set a reference date for the conversion of accrued interest under this Note (which reference date shall be no sooner than five days prior to the closing of such Liquidity Event), such that interest accrued through such reference date will be converted and interest shall cease accruing after such reference date.

(b)   **Notice of Certain Transactions**. The Company shall give written notice to Investor at least fifteen days prior to the date on which any Liquidity Event or Dissolution Event is expected to take place, which notice shall include a copy of any term sheet, definitive agreement or similar documents setting forth the material terms of such transaction.

5.   **Miscellaneous**.

(a)   **Assignment and Transfer**.

(i)   The rights and obligations of the Company and Investor shall be binding upon and benefit the successors, assigns, heirs, administrators and transferees of the parties provided, however, that the Company shall not assign or delegate its obligations under this Note without the written consent of Investor, which consent shall not be required in connection with any Liquidity Event and provided further that Investor shall not assign or delegate its rights or obligations under this this Note without the written consent of the Company (which consent shall not be unreasonably withheld, conditioned or delayed) other than assignments or delegations to affiliates of Investor. Thereupon, this Note shall be reissued to, and registered in the name of, the transferee, or a new Note for like principal amount and interest shall be issued to, and registered in the name of, the transferee. Interest and principal shall be paid solely to the registered holder of this Note. Such payment shall constitute full discharge of the Company's obligation to pay such interest and principal.

(ii)   As a condition to any transfer of this Note other than to an affiliate of Investor, the Company may in its sole discretion require a written opinion of Investor's counsel, or other evidence if reasonably satisfactory to the Company, to the effect that such offer, sale or other distribution may be effected without registration or qualification under any federal or state Law then in effect. Each Note thus transferred and each certificate representing the securities thus transferred shall bear a legend as to the applicable restrictions on transferability in order to ensure compliance with the Act, unless in the opinion of counsel for the Company such legend is not required in order to ensure compliance with the Act. The Company may issue stop transfer instructions to its transfer agent in connection with such restrictions.

(b)   **Waiver and Amendment**. Any provision of this Note may be amended, waived or modified upon the written consent of the Company and the Requisite Holders.

(c)   **Notices**. All notices, requests, demands, consents, instructions or other

communications required or permitted hereunder shall be in writing and delivered as provided in the Subscription Agreement.

(d)   **Usury**. In the event any interest is paid on this Note, or a fee that is deemed interest, which is in excess of the then applicable legal maximum rate, then that portion of the interest payment representing an amount in excess of the then applicable legal maximum rate shall be deemed a payment of principal and applied against the principal of this Note.

(e)   **No Rights as a Stockholder**. Nothing contained herein shall entitle Investor to any rights, prior to the conversion of the Note, as a stockholder of the Company or to be deemed the holder of any securities that may be construed to confer upon Investor, as such, any right to vote on, give or withhold consent to, or to receive notice of, any meeting or corporate or other stockholder action relating to the Company.

(f)   **Expenses**. If action is instituted to collect or enforce the obligations of the Company under this Note or the Subscription Agreement, the Company promises to pay all costs and expenses, including, without limitation, reasonable attorneys' fees and costs, incurred in connection with such action.

(g)   **Governing Law**. This Note and all actions arising out of or in connection with this Note shall be governed by and construed in accordance with the Laws of the State of Delaware, without regard to the conflicts of law provisions of the State of Delaware, or of any other state.

(h)   **Waiver of Jury Trial**. BY ACCEPTANCE OF THIS NOTE, INVESTOR HEREBY AGREES AND THE COMPANY HEREBY AGREES TO WAIVE THEIR RESPECTIVE RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS NOTE.

(i)   **Counterparts**. This Note may be executed in any number of counterparts and by different parties on separate counterparts, each of which, when executed and delivered, shall be deemed to be an original, and all of which, when taken together, shall constitute but one and the same Note. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, *e.g.*, www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

(*Signature Page Follows*)

The Company has caused this Note to be issued as of the date first written above.

COMPANY:

IMMERSED INC.

Signature: _____
Print Name: Renji Bijoy
Print Title: CEO

Address: P.O. Box 40681, Austin, TX 78704
Email: invest@immersed.com

Acknowledged:

INVESTOR:

[●]

Signature: _____
Name: